Exhibit 4.1

CONFORMED COPY

FIRST AMENDMENT dated as of October 3, 2003 (this “Amendment”), to the Credit Agreement dated as of April 16, 2002 (as heretofore amended, the “Credit Agreement”) among MCLEODUSA INCORPORATED, a Delaware corporation (the “Borrower”), the lenders party thereto (the “Lenders”) and JPMORGAN CHASE BANK (formerly known as The Chase Manhattan Bank), as Administrative Agent (in such capacity, the “Administrative Agent”) and Collateral Agent.

The Borrower has requested that the Lenders agree to amend certain provisions of the Credit Agreement.  The Lenders party hereto are willing so to amend the Credit Agreement on the terms and subject to the conditions set forth herein.  Capitalized terms used but not defined herein have the meanings assigned to them in the Credit Agreement, amended hereby.

Accordingly, in consideration of the mutual agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1.  Amendment of Credit Agreement.  Upon effectiveness of this Amendment in accordance with Section 4 hereof, the Credit Agreement is amended as follows:

(a)  Amendment of Section 5.01.  Section 5.01 of the Credit Agreement is amended by replacing the word “quarterly” in clause (e) with the word “monthly”, deleting the word “and” immediately after the semicolon in clause (f), redesignating clause (g) as clause (h) and adding a new clause (g) to read as follows:

“(g) (i) on or prior to October 31, 2003, a financial forecast for the Borrower and its Restricted Subsidiaries covering the periods from (x) October 1, 2003 through December 31, 2003, prepared to show information on a monthly basis, and (y) January 1, 2004 through December 31, 2005, prepared to show information on a quarterly basis, (ii) on or prior to January 31, 2004, a financial forecast of the Borrower and its Restricted Subsidiaries covering the period from January 1, 2004 through December 31, 2004, prepared to show information on a monthly basis and (iii)  within 30 days after the end of each fiscal month (or 50 days if such fiscal month is the last month of a fiscal quarter or 60 days if such fiscal month is the last month of a fiscal year) of the Borrower, (A) an unaudited consolidated balance sheet of the Borrower and its Restricted Subsidiaries as of the end of

such fiscal month, setting forth in comparative form (including a column indicating percentage variance) the figures as of the end of the previous fiscal year and the applicable month end as set forth in the applicable financial forecast delivered pursuant to this clause (g), (B) unaudited consolidated statements of operations and cash flows of the Borrower and its Restricted Subsidiaries for such fiscal month and the then elapsed portion of such fiscal year, setting forth in each case in comparative form (including a column indicating percentage variance) the figures for the corresponding monthly period and year-to-date period of the previous fiscal year and the applicable monthly and year-to-date figures set forth in the applicable financial forecast delivered pursuant to this clause (g), (C) a reasonably detailed managements’ discussion and analysis, including a narrative discussion of key balance sheet accounts and key income statement line items (including, but not limited to, a description and discussion of each significant factor contributing to revenue changes), in each case, including a comparison to the relevant accounts and line items included in the applicable financial forecast delivered pursuant to this clause (g) and (D) a reasonably detailed cash flow discussion and analysis (including operating cash flow, working capital, Capital Expenditures, actual Borrowings hereunder during such period compared to projected Borrowings as set forth in the applicable financial forecast delivered pursuant to this clause (g) and unused Revolving Commitments as of the end of such fiscal month).  The financial statements delivered pursuant to clauses (A) and (B) above shall be certified by one of the Borrower’s Financial Officers as presenting fairly in all material respects the financial condition and results of operations of the Borrower and its Restricted Subsidiaries on a consolidated basis and as having been prepared in accordance with GAAP consistently applied, subject to normal year-end audit adjustments, regular quarterly adjustments, adjustments resulting from differences in procedures in the closing of the Borrower’s month-end and quarter-end books (including, but not limited to, accrual of line costs) and the absence of footnotes.  It is understood and agreed that the Administrative Agent may at any time, upon reasonable advance notice to the Borrower, elect to have the benchmark for the comparative information required under this clause (g) be the information set forth in the most recent budget provided under clause (e) above instead of the applicable financial forecast delivered pursuant this clause (g), and that the benchmark for the comparative information required under this clause (g) for the fiscal year 2005 and thereafter shall be the information set forth in the budget provided under clause (e) for such fiscal year; and”

(b)  Amendment of Section 6.13.  The table set forth in Section 6.13 of the Credit Agreement is amended to read as follows:

Period	Ratio

July 1, 2003 through September 30, 2003	13.00 to 1.00

October 1, 2003 through December 31, 2003	15.00 to 1.00

January 1, 2004 through June 30, 2004	13.50 to 1.00

July 1, 2004 through September 30, 2004	11.00 to 1.00

October 1, 2004 through December 31, 2004	8.50 to 1.00

January 1, 2005 through March 31, 2005	6.00 to 1.00

April 1, 2005 to September 30, 2005	5.00 to 1.00

October 1, 2005 and thereafter	4.00 to 1.00

(c)  Amendment of Section 6.14.  Section 6.14 of the Credit Agreement is amended to read as follows:

SECTION 6.14.  Capital Expenditure Limitation.  The Borrower shall not permit the Capital Expenditures of the Borrower and the Restricted Subsidiaries for any fiscal year of the Borrower to exceed (i) with respect to the fiscal years ending December 31, 2003 and 2004, $100,000,000 and (ii) with respect to the fiscal years ending December 31, 2005 and thereafter, $200,000,000 (the applicable amount under clause (i) or clause (ii), the “Capex Limit”).  The Capex Limit in respect of any fiscal year commencing with the fiscal year ending on December 31, 2004, shall be increased (but not decreased) by the amount of unused permitted Capital Expenditures for the immediately preceding fiscal year (such amount, the “Capex Carryforward”); provided, however, that in no event shall the Capex Limit for any fiscal year be increased by more than $50,000,000.  Any Capex Carryforward that is not permitted to be used in any fiscal year as a result of the proviso to the preceding sentence may, subject to such proviso, be applied to any subsequent fiscal year.

(d)  Amendment of Section 6.18.  The table set forth in Section 6.18 of the Credit Agreement is amended to read as follows:

Period	Minimum

July 1, 2003 through September 30, 2003	$900,000,000

October 1, 2003 through March 31, 2004	$850,000,000

April 1, 2004 through June 30, 2004	$875,000,000

July 1, 2004 through September 30, 2004	$900,000,000

October 1, 2004 through December 31, 2004	$950,000,000

January 1, 2005 and thereafter	no minimum

SECTION 2.  Limitation on Borrowings.  The Borrower agrees that for the period from October 1, 2003 through December 31, 2003 the total Revolving Exposure shall not exceed $50,000,000 (no more than $40,000,000 of which shall be in the form of Loans) in the aggregate at any time outstanding.  The Borrower further agrees that it shall not request any Borrowing or request the issuance of any Letter of Credit that would result in the total Revolving Exposure exceeding the amount set forth in the preceding sentence, and that any such request delivered during such period shall be ineffective.

SECTION 3.  Representations and Warranties.  To induce the other parties hereto to enter into this Amendment, the Borrower represents to each of the Lenders and the Administrative Agent that, as of the Effective Date:

(a)  after giving effect to this Amendment, the representations and warranties of the Borrower set forth in Article III of the Credit Agreement are true and correct on and as of the Effective Date with the same effect as if made on and as of the Effective Date, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties were true and correct as of such earlier date;

(b)  after giving effect to this Amendment, no Default has occurred and is continuing under the Credit Agreement; and

(c)  this Amendment has been duly executed and delivered by the Borrower and the Credit Agreement, as amended hereby, constitutes a legal, valid and binding obligation of the Borrower, enforceable against the Borrower in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 4.  Conditions to Effectiveness.  This Amendment shall become effective as of the date (the “Effective Date”) on which each of the following conditions has been satisfied:

(a)  the Administrative Agent shall have received counterparts of this Amendment that, when taken together, bear the signatures of the Borrower and the Required Lenders;

(b)  the Administrative Agent shall have received a certificate of a Financial Officer of the Borrower, dated the Effective Date, to the effect that the representations and warranties set forth in Section 3 hereof are true and correct;

(c)  the Borrower shall have paid to the Administrative Agent, in immediately available funds, for the account of each of the Lenders entitled thereto, the Amendment Fee referred to in Section 5 hereof; and

(d)  the Borrower’s Credit Agreement dated as of May 31, 2000 shall have been amended to effect modifications to the covenants therein equivalent to those effected to the Credit Agreement by this Amendment, and all conditions to the effectiveness of such amendment shall have been satisfied on the Effective Date.

SECTION 5.  Amendment Fee.  The Borrower agrees to pay to the Administrative Agent, for the account of each Lender that delivers (including by fax) an executed counterpart of this Amendment prior to 12:00 p.m., New York City time, on October 15, 2003, an amendment fee (the “Amendment Fee”) in an amount equal to 1.00% of the sum of such Lender’s outstanding Loans and unused Commitments.

SECTION 6.  Effect of Amendment.  Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of, amend, or otherwise affect the rights and remedies of the Lenders or the Administrative Agent under the Credit Agreement or any other Loan Document and shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect.  This Amendment shall apply and be effective with respect only to the matters expressly referred to herein, and nothing herein shall be deemed to entitle the Borrower to a consent to, or a waiver, amendment, modification or other change of, any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.  The modifications to the covenants effected by this Amendment shall apply retroactively to the periods covered thereby, and the Lenders hereby waive any Default or Event of Default that may have arisen under the Credit Agreement (absent such retroactive modification) to the extent, but only to the extent, that such Default or Event of Default would be, and is, cured solely as a result of such retroactive modifications.  This Amendment shall constitute a “Loan Document” for all purposes of the Credit Agreement.

SECTION 7.  Applicable Law.  THIS AMENDMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

SECTION 8.  Counterparts.  This Amendment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed an original but all of which when taken together shall constitute but one and the same instrument.  Delivery of an executed signature page of this Amendment by facsimile transmission shall be effective as delivery of a manually executed counterpart hereof.

SECTION 9.  Costs and Expenses.  The Borrower agrees to reimburse the Administrative Agent for its reasonable out-of-pocket expenses in connection with this Amendment, including the reasonable fees, charges and disbursements of counsel for the Administrative Agent.

SECTION 10.  Headings.  The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their authorized officers as of the day and year first written above.

MCLEODUSA INCORPORATED,

by:
/s/ G. Kenneth Burckhardt
Name:	G. Kenneth Burckhardt
Title:	Executive Vice President and Chief Financial Officer

JPMORGAN CHASE BANK,
individually and as Administrative Agent,

by:
/s/ John Kowalczak
Name:	John Kowalczak
Title:	Vice President